Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Stars On Board Technologies, Inc.
626 Wilshire Blvd, Suite 410
Los Angeles, CA 90017
https://starsonboard.app

Up to $324,635.52 in Class A Non-Voting Common Stock at $0.64
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Stars On Board Technologies, Inc.
Address: 626 Wilshire Blvd, Suite 410, Los Angeles, CA 90017
State of Incorporation: DE
Date Incorporated: February 12, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 15,625 shares of Class A Non-Voting Common Stock
Offering Maximum: $324,635.52 | 507,243 shares of Class A Non-Voting Common Stock
Type of Security Offered: Class A Non-Voting Common Stock
Purchase Price of Security Offered: $0.64
Minimum Investment Amount (per investor): $199.68

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses

Time Based Perks:

Friend & Family - Invest within the first 48 hours receive 15% bonus shares

Super Early Bird Special - Invest within the next 48 hours receive 10% bonus shares

Early Bird Special - Invest within the next 72 receive 5% bonus shares

Amount Based Perks:

Reward #1:

Invest $400+

Recieve 2x Free Event Tickets on Connect and 2x Personalized texts with celebrity of choice

Reward #2:

Invest $ 1, 500

Recieve 3x Free Event Tickets on Connect, 5x Personalized texts with celebrity of choice, and 2x Personalized autographs from celebrity of choice

Reward #3:

Invest $5,000

Recieve 5x Free Event Tickets on Connect, 7x Personalized texts with celebrity of choice, 4x Personalized autographs from celebrity of choice, 1x Personalized video from celebrity of choice, and a lifetime verified account on Connect to monetize your content

Reward #4:

Invest $15,000

Recieve Reward #3 and a Miami cruise for 2 inside-cabin (Miami to Bahamas, Feb 12-16,2022)

More information here: https://starsonboard.net/miami-valentines-feb-2022/

*Flights + visas not included

Reward #5:

Invest $35,000

Recieve Reward #3, 1x Free access to all events on Connect for 1 user, and Miami cruise for 2 mini-suite (Miami to Bahamas, Feb 12-16,2022)

More information here: https://starsonboard.net/miami-valentines-feb-2022/

*Flights + visas not included

**All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Stars On Board Technologies, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.64/ share, you will receive 110 common stocks, meaning you'll own 110 shares for $64. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Stars On Board Technologies, Inc. is an American digital and social media company that developed and maintains its social app "Connect." Connect App is a platform creating opportunities for monetization, advertising, and communication. It's a platform with a digital link where we enable artists, content creators, and influencers to monetize their content via subscriptions, and at the same time, we award users and fans for their time.

Users can engage, communicate and learn from the world's best talents and get in contact with people they love and admire. It's a platform where users can be rewarded for their time and interest. Connect is an OnDemand Social Monetization Platform for artists, creators, and brands to engage and generate revenue based on subscriptions and advertisements.

Stars On Board Technologies, Inc. was initially organized as Chatello Technologies, Inc., a Delaware corporation on 12, Feb, 2020 and converted to Stars On Board Technologies, Inc, a DE, Corporation on 2 DEC, 2020. The Company is also registered in Canada as Stars on Board Technologies, Inc. The Company's principal shareholder, Youssef Harb, is also the CEO and owner of Stars on Board, Inc. a Canadian entity which operates a celebrity events cruise line business. Mr. Harb started Stars on Board Technologies, Inc. to create the Connect App. Mr. Harb's Canadian entity provides ad-hoc services to the Stars on Board Technologies, Inc. team in the form of administrative support during 2021 while the app was in development. The Company is currently in discussion to acquire the Canadian entity, Stars on Board, Inc., however the terms have yet to be finalized.

Competitors and Industry

Connect Platform in general is a unique concept however we do categorize the app in "Entertainment Industry". With the current features, we compete with apps like Cameo, OnlyFans and a few other similar app thats connect influencers, entertainers etc. directly with their fans but we believe Connect is a complete end-to-end platform unlike other apps which focus on one or two specific features.

The Entertainment Industry is currently estimated at US$720B and is projected to grow at a rate of 8% and is predicted to reach $2.6T in revenue by 2025 based on data from Statista and Benzinga.

Current Stage and Roadmap

The Company is currently in the development stage. We launched the first version of the Connect App on Aug 28th, 2021 in Turkey in a red carpet event attended by over 20 celebrities and influencers from the region. The event was covered by digital and traditioinal press.

After our initial launch in August, we currently have approximately 100 celebrities and influencers of varying degrees on Connect. Our focus will be continuing to develop the app, advertise the app and promote the application.

The Team

Officers and Directors

Name: Ray Fares

Ray Fares's current primary role is with Rix Rewards. Ray Fares currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Chief Executive Officer, Director
  Dates of Service: February 01, 2020 - Present
  Responsibilities: Running the company and growing the app user base, and leading the company to profitability. Mr. Fares currently does not take a salary from the company but is an equity owner.

Other business experience in the past three years:

- **Employer:** Rix Rewards
  Title: CEO - ME & APJ Regions
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Overall business growth and business development

Name: Youssef Harb

Youssef Harb's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and Director
  Dates of Service: January 01, 2019 - Present
  Responsibilities: In charge for the app contents, events, celebrities recruitments, and music festivals. Mr. Harb does not currently take any salary from the company but is an equity owner.

Other business experience in the past three years:

- **Employer:** Stars On Board, Inc. (Canada)
  Title: Founder and CEO
  Dates of Service: October 10, 2009 - Present
  Responsibilities: Leading the company growth for past 9 years in North America and Internationally.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A non-voting common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Connect Platform. Delays or cost overruns in the development of our Connect Platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class A non-voting common shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good

business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Stars On Board Technologies, inc. was formed in Feb 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to

do so. Stars On Board Technologies, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Connect Platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ray Fares	24,500,000	Common Stock	46.9
Youssef Harb	24,500,000	Common Stock	46.9

The Company's Securities

The Company has authorized Class A Non-Voting Common Stock, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 507,243 of Class A Non-Voting Common Stock.

Class A Non-Voting Common Stock

The amount of security authorized is 250,000,000 with a total of 487,500 outstanding.

Voting Rights

There are no voting rights associated with Class A Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class A Non-Voting Common Stock.

Common Stock

The amount of security authorized is 250,000,000 with a total of 51,750,213 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Class A non-voting common shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $210,364.00
  Number of Securities Sold: 657,338
  Use of proceeds: Marketing and advertising, mobile app development and launching the app
  Date: July 17, 2021
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000.00
  Number of Securities Sold: 78,125
  Use of proceeds: Operations in helping get the app live
  Date: March 31, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The company is at pre-revenue stage, where we spent past two years developing Connect App. We launched the Connect App in Turkey during a premiere red carpet even August 28-31, 2021. The App is currently available in the Apple App Store worldwide.

Foreseeable major expenses based on projections:

Major expenses will be the marketing cost to launch and advertise the app during second half of 2021.

Future operational challenges:

Basically the expansion and hiring the right team. As of right now, we are planning to use a flex hiring model where we can outsource certain business aspects to save funds.

We have mid and long business plan and objectives set for the company for the next 3 years, however to implement and monitor the progress will be a key to make this happen.

Future challenges related to capital resources:

We belive a good cash flow is a key to fuel our plans to grow the users base, so cash flow must be maintained at good levels to finance the growth. We do not currently have additional plans for fundraising as we believe this round will be sufficient for our currents needs.

Future milestones and events:

The first milestone was the launch of the Connect App in relation to an event in Turkey which took place August 28-31, 2021. The App is currently available in the Apple App Store worldwide. Second, the full launch of the app is our next future milestone which will require capital to effectively advertise and market the app.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Due to our strong relationship with Stars On Board, Inc. (Canada), they will faciliate many services to our company and app. They are servicing us with celebrities, events, and concerts to be on Connect platform.

We launched Connect app in Turkey on Aug 28th, 2021 using their support in terms of logistics, transportation, events managmenet, team and admin team.

As of October 2021, the Company has capital resources available in the form of in the amount of $85,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

StartEngine campaign funds will help us to grow faster and deliver stronger results in terms of growing our base of users and celebrities. Thus, they are important to our overall growth strategy and continued development. Also will support our plans to increse our monetized users-base by adding more onDemand services to the platform.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 25-30% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We expect to be able to continue through the end of this year however we will need to seek additional funding opportunities. This is based on a current monthly burn rate of $26,000 for expenses related to marketing, R&D and payroll expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum, we expect to continue the company through 2022. This is based on a current monthly burn rate of $54,000 for expenses related to marketing, R&D, payroll expenses, live events promotions as we continue to grow over the next year.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Our plan is to focus on StartEngine for the time being, and in the future we might expand our options to raise funds as we grow.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $33,432,136.32

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. First, the company used information gathered from a valuation report prepared by Equidam on April 10, 2020. In this report, Equidam utilized a weighted average of difference methods to look at the company from different perspectives. This produced a pre-money valuation at the time of $15,898,340 and this was based on weighted averages of the Scorecard method, Checklist method, Venture Capital method, DCF with LTG method, and the DCF with multiples method. Since this initial report, the company has completed a few key items including the development of the Connect App and the official product launch.

Since Aug 2021, the company has launched its app, and at present the number of celebrities and influencers who have joined the app so far total 60 as of Oct 4, 2021, secondly, the company valued the number of followers of the joined celebrities on Connect app and their marketing reach including twitter, facebook, Instagram. The company plans to target these followers for monetization and marketing in the next few months.

The Company set its valuation internally, without a formal-third party independent evaluation. The Company's main product has recently launched and is at an early stage, please review our risk factors. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all class A stock is converted to common stock; (ii) the company does not currently have any outstanding options or warrants; and (iii) the company does not currently have any outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  23.5%
  Red carpet events, advertising and promotions

- *Research & Development*
  10.0%
  Develop more features into Connect App

- *Operations*
  45.0%
  Expansion and growth, hiring team, etc

- *Company Employment*
  15.0%
  This will be used to hire new employees and/or consultants to support the app development.

- *Legal*
  3.0%
  These funds will be used to assist in any legal costs for our products.

If we raise the over allotment amount of $324,635.52, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*

35.0%
Promotions and advertising

- *Working Capital*
  16.5%
  company capital for liquidity

- *Company Employment*
  15.0%
  Hiring and expanding operations

- *Research & Development*
  15.0%
  developing more features

- *Operations*
  15.0%
  Operational expenses and legal

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://starsonboard.app (http://starsonboard.app).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and

has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/stars-on-board

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Stars On Board Technologies, Inc.

[See attached]

STARS ON BOARD TECHNOLOGIES, INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Stars on Board Technologies, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Stars on Board Technologies, Inc., which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
March 24, 2021

STARS ON BOARD TECHNOLOGIES, INC.
BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ -
TOTAL CURRENT ASSETS	-
TOTAL ASSETS	$ -

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ -
TOTAL CURRENT LIABILITIES	-
TOTAL LONG-TERM LIABILITIES	-
TOTAL LIABILITIES	-
SHAREHOLDERS' EQUITY	
Common stock, see note 3	-
Retained earnings	-
TOTAL SHAREHOLDERS' EQUITY	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ -

See independent accountant's review report and accompanying notes to financial statements.

STARS ON BOARD TECHNOLOGIES, INC.
STATEMENT OF INCOME
DECEMBER 31, 2020
(unaudited)

REVENUES	$ -
COST OF GOODS SOLD	-
GROSS PROFIT	-
OPERATING EXPENSES	
General and administrative	-
TOTAL OPERATING EXPENSES	-
NET OPERATING INCOME	-
TOTAL OTHER INCOME/(EXPENSES)	-
NET INCOME (LOSS)	$ -

See independent accountant's review report and accompanying notes to financial statements.

STARS ON BOARD TECHNOLOGIES, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2020
(unaudited)

	Common Stock			
	Shares	Amount	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, FEBRUARY 12, 2020 (INCEPTION)	-	$ -	$ -	$ -
Net income	-	-	-	$ -
ENDING BALANCE, DECEMBER 31, 2020	**-**	**$ -**	**$ -**	**$ -**

See independent accountant's review report and accompanying notes to financial statements.

STARS ON BOARD TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	-
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in liabilities:		
Accounts payable		-
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES		-
NET INCREASE (DECREASE) IN CASH		-
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	-

CASH PAID DURING THE YEAR FOR:		
INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company

Stars on Board Technologies, Inc. (the "Company") was incorporated in the State of Delaware on February 12, 2020. The Company was originally registered in the State of Delaware as Chatello Technologies Inc. and on December 2, 2020 changed the Company name and transferred all activity to Stars on Board Technologies. The Company specialize in social media that is provide through the "Connect" application that provides opportunities for monetization, advertising, and communication. As of December 31, 2020, the Company is not yet in operations.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1. Summary of Significant Accounting Policies (continued)

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. Additionally, the Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

1. Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling marketing and individuals downloading the application. The Company's payments are generally collected upfront. For year ending December 31, 2020 the Company recognized nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)
In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 50,000,000 shares, at $0.0015 par value per share. As of December 31, 2020, no shares have been issued and none are outstanding.

4. Subsequent Events

The Company is currently in negotiations to acquire Stars On Board Inc, a related party, Canadian corporation.

In February 2021, the Company signed a contract with an app developer for a total value of $179,000. This contract includes cash payments over the term of the contract of $76,950. The additional portion of the contract will be paid in 253,125 common shares of the Company. The app is expected to go live in June 2021. At that time, the shares will be issued to the developer.

In March 2021, the Company received $25,000 from an investor, in exchange for 78,125 shares of common stock.

The Company has evaluated subsequent events through March 24, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Stars on Board

onDemand Social Monetization Anytime, Anywhere


CONNECT
STARS ON BOARD
It's Personal!
Between you and your favorite celebrity
Discover
CONNECT

Website | Los Angeles, CA | MEDIA

$0.00 raised

$210,364 previously crowdfunded

0 Investors	**$33.4M** Valuation
$0.64 Price per Share	**$199.68** Min. Investment
Common Shares Offered	**Equity** Offering Type
$325K Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Stars On Board Technologies is an American digital and social media company that developed the Connect app - a platform creating opportunities for monetization, advertising, and communication. It's a platform with endless opportunities – acting as a digital link connecting everyday people with those they admire in this world, but don't normally have access to. That means: celebrities, influencers, and community leaders.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- At the crossover of a variety of industries, we estimate our Total Addressable Market to be $720 Billion.
- We aim to make Connect the platform of choice for everyone who needs to monetize their talents in a variety of ways. Our vision and roadmap is backed by over 25 years of experience in the entertainment and music industry.
- Content creators and influencers of all kinds suffer from not getting paid enough, and don't always have access to brands for potential sponsorships. Connect App enables everyone with time, skills, and talent to monetize their social followers anytime, anywhere. Connect already has many celebrities and influencers on its app including 10 of the top singers and and #1 Plastic Surgeon in the Middle East.

OVERVIEW

Engage. Communicate. Get Connected

Stars On Board Technologies is here to link people on a global scale - creating an engaged community like never before.
For over 20 years - Stars On Board has been recognized as the premier events management company hosting outstanding celebrities to perform on land and at sea across the continents in acclaimed venues, for sold-out concerts and successful events.


STARS ON BOARD
We've Spent 20 Years Connecting Celebrities With The Public
And been recognized as the premier events management company

Now with the Connect App - It's all about direct communication with people you never reached before using our messaging system. It's as easy as it gets, so let's get connected. Stars on Board Technologies, Inc. operates the Connect App, Stars on Board, Inc., a Canadian related entity, operates the events management company.

THE PROBLEM

Celebrities and Influencers Need their Brands and Fans - But There's A Lack of Communication

Content creators and influencers of all kinds suffer from NOT getting paid enough, and don't always have access to brands for potential sponsorships.


Content Creators Can't Monetize Properly

Not to mention, platform users are not getting paid or rewarded in general for engaging with social media platforms that help the monetization of celebrities and influencers. We think they should be rewarded for their time.


No Platform Rewards YOU For Engaging

Connect App enables everyone with time, skills, and talent to monetize their social followers anytime, anywhere. Our objective at Connect is to enable everyone to get rewarded - between content creators and end users.

THE MARKET

Entering a Multi-Billion Dollar Market

We estimate our Total Addressable Market to be **$720 Billion**.

Source: Online Subscriptions, Advertising,

THE SOLUTION

Connection-Based Capital

The Connect App enables content creators like artists, celebrities and influencers to monetize their social presence using on-demand services - all while creating a new stream of income for fans who get rewarded for engaging and communicating with brands and content creators.



It's Time You Got Paid To Connect
Celebrities/Influencers and users get paid to engage on our platform
Nancy Ajram

The app bridges content creators, who need easy monetization services, and the public, who demands direct access.
By providing access and monetization between two parties willing to exchange information, skills, talent and even content -- we solidify the bridge between the two.



Emma Watson Interaction
Promotions
Media & Agents
direct relationship between brands & celebrities & influencers; no middle man (marketplace); celebrities & influencers sponsoring - co-host campaigns
Direct Engagement & Communications
between users celebrities/influencers, non-followers concept, & one-to-one only
Passive Income
enabling time monetization & subscriptions among vast industries

Monetization Capabilities

enabling revenue generating for concerts, events & broadcasting

With Connect App, you have access to...

- **Engage and Communicate**: Easily communicate via texting, voice, video, or even ask for a personalized autograph.
- **Exclusive Contents**: Connect brings you private, exclusive and never seen before contents
- **Premier Promotions**: A whole new concept of advertisement and brands; sharing revenue for all
- **Live Streaming**: Exclusive broadcasting of your favorite shows and concerts
- **Exclusive Events**: Luxury cruising with celebrities, exclusive music festivals on private islands and hotels all over the world

And, we offer something pretty unique compared to our competition....

Connect App raises revenue through:

- Powering TV and SMS integration - white label branding.
- Live streaming & broadcasting services.
- Exclusive content via monthly subscriptions model
- Premium promotions endorsed by celebrities.
- Engagements and communications services.
- Premium promotional campaigns endorsed by public figures and celebrities.

We charge different fees for each service which makes the Connect platform a great source of diversified income depending on which service is being used.

Comparison Chart

	Connect	Onlyfans	Patreaon	Cameo
Earn money for watching brands	✓	X	X	X
Request personal videos	✓	X	X	✓
Starting conversation	✓	X	X	X
Live streaming	✓	✓	X	X
Content monetization	✓	✓	✓	X
Request personal autograph	✓	X	X	X
Subscriptions to exclusive content	✓	✓	✓	X
Private engagements	✓	X	X	X

WHY INVEST

Connecting in A Whole New Way

Our vision is simple: If you have a talent or skill when it comes to social media - then Connect is your platform. With us, you can be rewarded for just following a brand and connecting to their content creator.
We aim to make Connect the platform of choice for everyone who needs to monetize their talents in a variety of ways. Our vision and roadmap is backed by over 25 years of experience in the entertainment and music industry - so we know we have what it takes to succeed.


A Win-Win Social Platform For All
Influencers and users alike will be paid and rewarded for engagement
Madge Reed
Your Video
Send your video
Upload video from your gallery or record via camera
SEND
Events
ALL EVENTS
TICKETS PURCHASED

Ever since COVID-19, new generations of youth and talent need a tool to engage and communicate in a direct, accessible way. That's why we are helping users generate revenue in a way never done before. Join us today, and let's connect.

Download Connect App Today:
iOS
Android

Jan 2010
Stars On Board, Inc. Canada
SOB Inc. was established to be the premier music and festival events management company in North America (https://starsonboard.net)

Aug 2019



Europe Cruise 2019
Celebrating +30K customers attended our premier events and cruises since 2010

Feb 2020
Stars On Board Technologies, Inc.
Connect App by SOB incorporated to transform +15 years of experience into the digital world.

July 2021
Raised +200K on Netcapital
Successfully raised capital on Netcapital.com

Aug 2021
Connect App Official Launch
Launched Connect - Red carpet premier event to launch Connect App. 28-31, 2021 Antalya, Turkey

Oct 2021
Launched on StartEngine
Now YOU can own a part of our company!

Feb 2022



*ANTICIPATED Miami Valentine Cruise with Celebrities
Anticipated official launch in the United Sates - Miami sailing to Bahamas on valentine break Feb 2022

In the Press

SHOW MORE

Meet Our Team



Ray Fares
Founder and CEO

Founder, +27 years in IT, startups and technology. Worked for large US bluechip companies including GE, Oracle, SAP, and CA. Passionate about startups and social apps to generate value and scale business



Youssef Harb
President and co-Founder

Co Founder, +30 years in entertainment and music industry in North America and Middle East. managed and run large shows and concerts for world's best celebrities.



Dr. Tariq Nizami
Strategic Advisor - Global Network

Hollywood Studios Executive Director, USA and Founder & CEO of CEO Clubs Network Worldwide.



Taavi Roivas
Advisor - International

MP, ex-Prime Minister Estonia EU

Policies and regulation; interest in blockchain and A.I technologies, cyber and e-government.



Jorge Sebastiao
Technical Advisor

International ICT speaker. Seasoned CTO, with blockchain, AI, IoT, and cybersecurity. +30 years experience in technical industry and products.



Hayssam El Masri
Advisor - Investments

CEO at Entocapital , DIFC – Dubai, UAE..Ento Capital Management



Richard Ashman
Operations Manager

Entrepreneurial business leader with international experience & a global outlook. Crypto and Blockchain investor with a vision to build successful startups in APAC region.



Maya Taha
Community Manager

Community manager and marketing specialist. fluent in various languages. Experience in media and advertising and managing communities.



Ezzat Jallad
Financial Advisor

Financial advisor and consultant.



Barry Greenberg
Advisor - Hollywood

CEO – Celebrity Conn USA

+38 years as a Hollywood producer

And talents management.



Mohamed Jaber
Advisor

Ranked among top 50 Global CMO



Cynthia Dearin
Advisor - International



Peter McKeon
Seniro Advisor APAC Region

ex-CEO of Sony and ZTE Australia and APAC region, a proven track record with board-level accomplishment in increasing profitability. Managed USD $2.6 billion in sales revenue.

Offering Summary

Company	Stars On Board Technologies, Inc.
Corporate Address	626 Wilshire Blvd, Suite 410, Los Angeles, CA 90017
Offering Minimum	$10,000.00
Offering Maximum	$324,635.52
Minimum Investment Amount (per investor)	$199.68

Terms

Offering Type	Equity
Security Name	Class A non-voting common shares
Minimum Number of Shares Offered	15,625
Maximum Number of Shares Offered	507,243
Price per Share	$0.64
Pre-Money Valuation	$33,432,136.32

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses

Time Based Perks:

Friend & Family - Invest within the first 48 hours receive 15% bonus shares

Super Early Bird Special - Invest within the next 48 hours receive 10% bonus shares

Early Bird Special - Invest within the next 72 receive 5% bonus shares

Amount Based Perks:

Reward #1:

Invest $400+

Recieve 2x Free Event Tickets on Connect and 2x Personalized texts with celebrity of choice

Reward #2:

Invest $ 1, 500

Recieve 3x Free Event Tickets on Connect, 5x Personalized texts with celebrity of choice, and 2x Personalized autographs from celebrity of choice

Reward #3:

Invest $5,000

Recieve 5x Free Event Tickets on Connect, 7x Personalized texts with celebrity of choice, 4x Personalized autographs from celebrity of choice, 1x Personalized video from celebrity of choice, and a lifetime verified account on Connect to monetize your content

Reward #4:

Invest $15,000

Recieve Reward #3 and a Miami cruise for 2 inside-cabin (Miami to Bahamas, Feb 12-16,2022)

More information here: https://starsonboard.net/miami-valentines-feb-2022/

*Flights + visas not included

Reward #5:

Invest $35,000

Recieve Reward #3, 1x Free access to all events on Connect for 1 user, and Miami cruise for 2 mini-suite (Miami to Bahamas, Feb 12-16,2022)

More information here: https://starsonboard.net/miami-valentines-feb-2022/

*Flights + visas not included

**All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Stars On Board Technologies, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.64/ share, you will receive 110 common stocks, meaning you'll own 110 shares for $64. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Stars on Board to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video:

thinking of your favorite celebrity can

you imagine how awesome it'll be to

engage, communicate, party or go on a

cruise with them! That is exactly what

connect app is bringing from your

imagination to reality

with connect app you can interact with

content creators social influencers and

celebrities in the most mutually

rewarding way

proudly supported by stars on board

connect app provides on-demand social

monetization with endless opportunities

for earnings

now content creators and celebrities can

monetize and engage seamlessly with

other users and their fans connect app

rewards your time and skills using

services such as content subscriptions

direct engagements live streaming and

other exclusive rewards from various

brands and celebrities

we successfully raised over two hundred

ten thousand dollars in our previous

round enabling us to start advancing

strategic partnerships with hollywood

bollywood and other international talent

agents as we take the entertainment

industry by storm

we need your backing and support to get

everything ready as we have launched

connect recently and started operations

connect already has many celebrities and

influencers on its app including 10 of

the top singers and the number one

plastic surgeon in the middle east

join and support us to enable us to

further exceed expectations

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "STARS ON BOARD TECHNOLOGIES, INC.", FILED IN THIS OFFICE ON THE SECOND DAY OF AUGUST, A.D. 2021, AT 2:08 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7848194 8100
SR# 20212863840

Authentication: 203831778
Date: 08-03-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:08 PM 08/02/2021
FILED 02:08 PM 08/02/2021
SR 20212863840 - File Number 7848194

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of
STARS ON BOARD TECHNOLOGIES, INC.
resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " Fourth " so that, as amended, said Article shall be and read as follows:

The total number of shares of stock which the corporation is authoried to issue is 250,000,000 shares of Class A Non-Voting at .000015 par value and 250,000,000 shares of Common Stock at .000015 par value.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 2nd day of August, 2021.

By: /s/ Ray Fares
Authorized Officer

Title: President

Name: Ray Fares
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